Exhibit 99.1

IGI Names London Market Veteran Chris Jarvis as Chief Underwriting Officer

HAMILTON, Bermuda, October 3, 2022 - International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced that it has appointed Christopher Jarvis to the role of Chief Underwriting Officer of the IGI Group, effective today.

Mr. Jarvis will work with IGI’s underwriting team leaders to optimise performance within their existing portfolios in order to support the Group in delivering on its growth and profitability targets. He will also be responsible for evaluating new business opportunities.

Based in the Company’s London office, Mr. Jarvis is a member of the IGI Executive team and reports to Mr. Waleed Jabsheh, President of IGI.

“Chris brings significant experience from his tenure at several Lloyd’s of London syndicates and London market companies,” said Mr. Jabsheh. “His successful track record of delivering portfolio growth is impressive, and his considerable experience in niche property and marine insurance classes will be invaluable as we continue our evolution as a global specialist commercial insurer and reinsurer.”

Mr. Jarvis, who has 30 years’ industry experience, joins from Canopius Managing Agency, where he was Joint Active Underwriter, Syndicate 4444 and 1861. He held joint responsibility for all aspects of the Lloyd’s underwriting platform, including regional underwriting operations in the US and across the Asia Pacific region. Prior to that, Mr. Jarvis held various underwriting positions at Lloyd’s syndicates and London market re/insurers, including AmTrust Syndicates Ltd., ANV Managing Agency, Flagstone Marlborough, BMS Group, and SVB (Novae) UW Limited.

“I feel privileged to be given the opportunity to lead the underwriting team at IGI,” said Mr. Jarvis. “I look forward to working across the organization to promote the IGI brand while delivering both sustainable and profitable future growth.”

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (8) the inability of the Company to complete the proposed acquisition of EIO or the failure to realize the anticipated benefits of the proposed acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, Assistant Vice President PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com